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                                                                      Exhibit 12
                                                                      ----------

ALLMERICA FINANCIAL CORPORATION
OFFERS $29.00 PER SHARE FOR
ALLMERICA PROPERTY & CASUALTY COMPANIES, INC.

WORCESTER, Mass., December 17, 1996 -- Allmerica Financial Corporation (NYSE:
AFC) today announced that it has made a proposal to acquire the 24.2 million shares of Allmerica Property & Casualty Companies, Inc. (NYSE: APY) that it does not already own for cash and stock consideration valued at approximately $700 million. Under the proposed terms of the merger transaction, shareholders of Allmerica P&C would receive $16.59 in cash and 0.385 shares of Allmerica Financial common stock in exchange for each share of Allmerica P&C. Alternatively, shareholders of Allmerica P&C may choose all cash or all stock as consideration, subject to limitations on aggregate amounts of stock and cash available to be issued in the transaction. The value of the proposed merger consideration is $29.00 per share, based on the 30-day average closing price for Allmerica Financial common stock.

Allmerica Financial currently owns approximately 35.5 million shares of the common stock of Allmerica P&C, or 59.5 percent of the outstanding shares of the company. On December 16, 1996, the closing price of Allmerica P&C's common stock was $28.50 per share.

A special committee of the independent directors of Allmerica P&C has been appointed to evaluate the proposal. Consummation of the proposed transaction is dependent upon the negotiation of a definitive agreement.

Allmerica Financial, headquartered in Worcester, Mass., is the holding company for a diversified group of insurance and financial services companies with total assets of $19 billion. The Allmerica Financial companies market insurance and retirement savings products, as well as group benefit programs, to individual and institutional clients. Through Allmerica P&C, Allmerica Financial offers property and casualty insurance products nationally through an independent agent distribution.

Allmerica P&C is among the top 30 property and casualty insurers in the United States, based on net written premium. Allmerica P&C is regionally-focused in the Northeast and Michigan, and operates through two primary subsidiaries, The Hanover Insurance Company, and Citizens Corporation (NYSE: CZC).

Contacts
Investors                                  Media
---------                                  -----
Jean Peters                                Michael F. Buckley
Vice President, Investor Relations         Director, Public Information
(508) 855-3599                             (508) 855-3099


AF-46
12/17/96

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